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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2003

Xcelera Inc.

P.O. Box 309GT, Ugland House, South Church Street
Grand Cayman, Cayman Islands
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒                        FORM 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

        On July 17, 2003, Xcelera Inc. (the "Company") announced that it has engaged BDO Seidman LLP ("BDO Seidman") as the Company's independent certifying accountant replacing Deloitte & Touche LLP ("D&T"), effective immediately.

        D&T's reports on the Company's consolidated financial statements for the years ended January 31, 2001 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

        During the years ended January 31, 2001 and 2002 and the subsequent interim period prior to D&T's dismissal, there was no disagreement between the Company and D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of D&T, would have caused them to make reference to the subject matter of such disagreement in connection with any report issued by them.

        During the years ended January 31, 2001 and 2002 and any subsequent interim period prior to the engagement of BDO Seidman, the Company did not consult with BDO Seidman regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company's financial statements; or (3) any matter that was the subject of a disagreement with the Company's former auditors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcelera Inc.
Date: July 17, 2003
/s/ ALEXANDER M. VIK Alexander M. Vik Chief Executive Officer

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SIGNATURES